Exhibit 99.2 Amdocs Limited NASDAQ: DOX Fiscal Q4 2025 Earnings Presentation November 11, 2025 Shuky Sheffer President & CEO Tamar Rapaport-Dagim CFO & COO

The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it can be found on the Investor Relations section of our website, and, as always, a copy of today’s prepared remarks will also be posted immediately following the conclusion of this call. This presentation includes information that constitutes forward- looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other regional events or pandemics, changes to trade policies including tariffs and trade restrictions, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers. Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2024 filed on December 17, 2024, and our Form 6-K furnished for the first quarter of fiscal 2025 on February 18, 2025, for the second quarter of fiscal 2025 on May 19, 2025, and for the third quarter of fiscal 2025 on August 18, 2025. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, revenue on a constant currency basis, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited, and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures. While in prior years Amdocs used normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax to be paid in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities, Amdocs is no longer reporting normalized free cash flow. Normalized free cash flow is not comparable to free cash flow. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021. Please also review the information contained in Amdocs’ press release dated November 11, 2025, with respect to earnings for fiscal Q4 2025. The press release contains additional information regarding Amdocs’ outlook for fiscal year 2025 and certain non-GAAP metrics and their reconciliations. Information Security Level 0 – Public. © 2025 – Proprietary & Confidential Information of Amdocs Information Security Level 0 – Public. © 2025 Public. © 2025 – Proprietary & Confidential Information of Amdocs 2 2

Today’s Speakers President & Chief Executive Officer Chief Financial Officer & Chief Operating Officer Information Security Level 0 – Public. © 2025 Public. © 2025 – Proprietary & Confidential Information of Amdocs 3 3 3

Earnings Call Agenda 1 Strategy & business performance update Shuky Sheffer, President & Chief Executive Officer 2 Financial review & outlook Tamar Rapaport-Dagim, Chief Financial Officer & Chief Operating Officer 3 Q&A Information Security Level 2 – Sensitive. © 2025 – Proprietary & Confidential Information of Amdocs 4 4 4

President & Chief Executive Officer Strategy & business performance update Information Security Level 0 – Public. © 2025 Public. © 2025 – Proprietary & Confidential Information of Amdocs 5 5

Fiscal 2025, Another Important Year For Amdocs Delivered another year of double-digit cloud growth, now over ~30% of revenue to our global team Managed services accounted for a Your commitment has fueled record 66% of total revenue and advanced our for our customers Accelerated profitability improvement Revenue (1)(2) growth YoY Transitioned from PoCs trials to winning Non-GAAP actual commercial generative AI deals (3) operating margin Up 300bps, YoY Non-GAAP Delivered double-digit total shareholder (3) EPS growth YoY (4) th returns for the 5 consecutive year 1. For comparison purposes, pro forma adjusts fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, noncore business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue 6 2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period Information Security Level 2 – Sensitive. © 2025 – Proprietary & Confidential Information of Amdocs 6 3. Non-GAAP. See reconciliation tables in appendix 4. Total shareholder returns: Non-GAAP EPS growth of 8.5% YoY plus dividend yield of 2.6% as of 9/30/2025

Q4 FY2025: Solid Financial Results Non-GAAP (3) Revenue 12-month backlog Non-GAAP EPS (3) operating margin 21.6% $1.83 $1.15B $4.19B (1)(2) Slightly above Up ~2.8% YoY +290 bps YoY Up $40M sequentially guidance midpoint Above guidance midpoint +20 bps QoQ +3.2% YoY 1. For comparison purposes, pro forma adjusts fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, noncore business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue 2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period 3. Non-GAAP. See reconciliation tables in appendix Information Security Level 0 – Public. © 2025 Public. © 2025 – Proprietary & Confidential Information of Amdocs 7 7

Q4 FY2025 Key Highlights Important win at AT&T Continued our generative Cloud modernization & AI commercial momentum migration awards eSIM Entitlement Server amAIz agent Germany Multi-year SaaS managed services Extend Telefonica’s billing platform agreement leveraging our eSIM for both consumer & enterprise services Cloud platform Monetization & digital Long-term managed Maintained successful track modernization wins services agreements record of project deployments Selected Major deployments: France Finland example: UK Landmark multi-year agreement South Brazil Korea to accelerate IT modernization Information Security Level 0 – Public. © 2025 Public. © 2025 – Proprietary & Confidential Information of Amdocs 8 8

Strategic Growth Framework

Deliver the tech-led products and services our customers need

- Accelerate the **journey to the cloud**
- **Maximize the value of generative AI & data** across our customers' footprint
- **Digitalize customer experience** for consumer and B2B
- Monetize **next-generation network** investments
- Streamline and automate **complex network ecosystems**

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Progress in Strategic Domains - Cloud Strong Accelerate the journey to the cloud partnerships Selected projects Business value Cloud transformation, moving mission critical Strengthen digital foundation and ensure scalability BSS applications to Google Cloud Migrate on-premises wireless monetization Enable faster launch of new consumer and enterprise operations to Google Cloud under multi-year offerings, improve customer experience and reliability managed services agreement and reduce operational costs Migrating existing systems to the cloud Enhance scalability, strengthen resiliency, and achieve operational efficiency Adding to the growing eSIM Entitlement Amdocs’ cloud-native Several new logos adopted list of customers: Server award ‘telco in a box’ SaaS platform connect Recently: Enables quick launch of new digital brands and services Belgium Poland and more.. Information Security Level 0 – Public. © 2025 Public. © 2025 – Proprietary & Confidential Information of Amdocs 10 10 Delivered double-digit growth in cloud in FY25

Progress in Strategic Domains – Generative AI Simplify and accelerate the adoption of Generative AI and data Selected projects Business value Extend Telefonica’s billing Leverage Amdocs’ amAIz Sales agent, for Germany platform for both consumer smoother promotion of new products, and and enterprise services up-sell automation to drive higher ARPU Adding to the growing list of customers adopting our innovative generative AI solutions.. Already seeing double-digit improvements and in NPS after deploying amAIz Agents more.. Information Security Level 0 – Public. © 2025 Public. © 2025 – Proprietary & Confidential Information of Amdocs 11

Business value Progress in Additional Key Strategic Pillars (1/2) Mexico Finland Digital modernization Digital BSS Digital program 10-years agreement to modernize B2C Multi-year agreement to build its Enhance self-service experiences mobile platform for its prepaid and next-gen digital BSS enhanced and expand its digital selling capabilities postpaid segments with advanced AI capabilities A Tier 2 leading telecom provider Multi-year IT services agreement 5-years BSS agreement renewal Modernize and manage IT operations Leverage advanced BSS solutions to while supporting broader digital accelerate modernization and deliver transformation strategy new digital experiences Information Security Level 0 – Public. © 2025 Public. © 2025 – Proprietary & Confidential Information of Amdocs 12 12

Business value Progress in Additional Key Strategic Pillars (2/2) Brazil Billing Charging Realtime billing platform & transformation modernization multi-year services agreement Consolidate multiple billing operations Accelerate time-to-market and boost Enable full-scale convergence onto a unified, cloud-ready platform operational efficiency across multiple lines of business Ireland Greece Network modernization Network managed services Network inventory Expanded platform go-live network services Establish a future-ready foundation Enhance service quality and for ongoing operations operational agility Information Security Level 0 – Public. © 2025 Public. © 2025 – Proprietary & Confidential Information of Amdocs 13 13

Investing for Generative AI-driven Growth Developing Future-ready Platforms and Capabilities There is now the potential to unlock even greater opportunities to enhance experience, agility, and efficiency Ecosystem Next Gen Operations Accelerating generative AI investments now to open new pathways for future growth across our entire customer base Fast-tracking development of the next generation Agentic Telco Cognitive Core Services ‘Cognitive Core’ platform and services amAIz suite at its core, complemented by future- state technologies like MCP and agent-to-agent Systems of Record The foundation for future AI-powered telecom BSS Functions OSS Functions operations More to come in the months and quarters ahead Information Security Level 0 – Public. © 2025 Public. © 2025 – Proprietary & Confidential Information of Amdocs 14 14

Current Operating Environment

Healthy 12-month backlog visibility

- Strong overall book of long-term business supported by our recent win momentum

Rich pipeline of opportunities across cloud, digital, network and generative AI

- Large serviceable addressable market of **nearly $60 billion**

Uncertain macroeconomic and demand environment

- Closely watching for any impacts on us and our customers' demand and spending behavior

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Initiating FY2026 Outlook A B 1.0%-5.0% YoY growth Free cash (1) Expect 3.0% midpoint earning-to-cash flow Revenue (3) flow (1) in constant currency conversion, and attractive ) (3)(4 C D 21.3% - 21.9% 4.0%-8.0% % margin YoY growth Non-GAAP Non-GAAP (2) (2) Expect 21.6% midpoint, EBIT EPS Expect 6% midpoint up 20bps YoY 1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period 2. Non-GAAP. See reconciliation tables in appendix 3. Excludes restructuring related payments 4. Yield = expected free cash flow of $720M, the midpoint of FY2026 FCF guidance, as a percentage of Amdocs’ market capitalization as of 11/11/2025 Information Security Level 0 – Public. © 2025 – Proprietary & Confidential Information of Amdocs 16

Chief Financial Officer & Chief Operating Officer Financial review & outlook Information Security Level 0 – Public. © 2025 Public. © 2025 – Proprietary & Confidential Information of Amdocs 17 17

Solid Q4 FY2025 Financial Results

Q4 2025 Revenue vs. Guidance

$ Millions



$1,145
$1,150
Original Q4F25 Guidance (midpoint)
Q4F25A

Above **guidance midpoint, with no impact from foreign currency movements compared with guidance**

Q4 2025 Revenue by Region

$ Millions



Rest of World $208
~18%
Europe $180
~16%
~66%
North America $762

Sequential *growth* in North America, +2.3% QoQ

Clear visibility for continued growth in Rest of World but quarterly trends may fluctuate

Key Metrics:

Revenue

$1,150m

-9.0% YoY as reported

+2.8% YoY pro forma[1] constant currency[2]

Non-GAAP[3] Operating Margin

21.6%

+290 bps YoY, **+20 bps** QoQ

GAAP Diluted EPS

$0.88, including 60 cent restructuring charge, without which GAAP diluted EPS would have been at the high-end of the guidance range ($1.41 - $1.49)

Non-GAAP[3] Diluted EPS

$1.83

Above guidance midpoint ($1.79 – $1.85)

1. For comparison purposes, pro forma adjusts third quarter fiscal year 2024 revenue by approximately $150 million and fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook
2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
3. Non-GAAP. See reconciliation tables in appendix

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Full Year Fiscal 2025 Financial Highlights

Key Metrics:

Revenue
$4,533m
-9.4% YoY as reported
+3.1% YoY pro forma[1] constant currency[3]

Non-GAAP[4] Operating Margin
21.4%, +300 bps YoY

GAAP Diluted EPS
$5.05, +18.1% YoY including a 65 cent restructuring charge, without which GAAP diluted EPS would have been above the guidance range (31.5%-33.5%)

Non-GAAP[4] Diluted EPS
$6.99, +8.5% YoY
In line with guidance midpoint (8.0%-9.0%)

Revenue Growth
YoY% growth constant currency[3]


FY2025 +3.1% - above guidance midpoint
7.0%
10.3%
7.7%
2.7%
3.1%
FY2021 (2)(3)
FY2022 (2)(3)
FY2023 (3)
FY2024 (3)
FY2025 (1)(3)

Non-GAAP[4] EPS
YoY % Growth

FY2021 & FY2022 are pro forma[2]


FY2025 +8.5% - in line with guidance midpoint
9.8%
12.1%
11.5%
9.0%
8.5%
FY2021 (2)(4)
FY2022 (2)(4)
FY2023 (4)
FY2024 (4)
FY2025 (4)

1. For comparison purposes, pro forma adjusts third quarter fiscal year 2024 revenue by approximately $150 million and fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook
2. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
3. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
4. Non-GAAP. See reconciliation tables in appendix

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Ongoing Diversification & Growing International Traction in FY2025 Double-digit growth in cloud • Equating to over 30% of total revenue, up from ~25% in FY2024 Ongoing business diversification and growing traction in international markets • 6 of our top 12 customers are international, of which 2 are new logos added in last ten years Continued expansion with long-standing customers and new logos in North America over last 10 years Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs Information Security Level 0 – Public. © 2025 Public. © 2025 – Proprietary & Confidential Information of Amdocs 20 20

Record Managed Services Revenue in FY2025 Supporting visibility and business resilience Managed Services Close to managed services contract renewals ~100% 66% of FY 2025 revenue Managed services arrangements support business model resiliency with highly recurring revenue streams, multi-year engagements and high renewal rates, and may also include large- FY2024 FY2025 scale digital transformation projects Multi-year software and Expanded multi-year Landmark multi-year Expanded agreement IT services agreement to agreement to migrate its expansion agreement and long-term modernize IT operations on-premise wireless to manage PLDT’s engagement to cover and accelerate digital monetization operations complete IT services the network domain Transformation to Google Cloud requirements Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs 21

(1) FY 2025 Free cash flow bridge Strong Balance Sheet & Cash FCF before restructuring payments of $90M Flow was $735M, above guidance of $710-730M Ample liquidity to support ongoing business needs while $749 $104 $735 retaining the capacity to fund future strategic growth investments * $645 Liquidity: Cash + Credit Facility Cash, Credit Facility & Debt Position $ Millions, as of September 30, 2025 $825 million Operating Cash Net capex Reported FCF Flow *Figures may not sum due to rounding Credit Ample liquidity including available Facility $500M revolving credit facility $500 DSO’s $650 74 days Cash Baa1 BBB -2 days QoQ and unchanged YoY $325 Moody’s S&P DSO’s may fluctuate from quarter to quarter Unbilled receivables net of deferred revenue increased by Committed to maintaining our (2) Liquidity Debt $62 million sequentially in Q4, and was relatively flat Investment grade credit rating compared to a year ago, aggregating the short-term and long-term balances The net difference between unbilled receivables and deferred revenue 1. Non-GAAP. See reconciliation tables in appendix fluctuates from quarter to quarter, in line with normal business activities as 2. $650M senior note, maturing June 2030 well as progress on multi-year transformation programs Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs 22

Disciplined Capital Allocation

FCF: Five-year historical trend and FY2026E outlook



% FCF(1)(3)(4)(5)(6)/ Non-GAAP Net Income(1)
88%
140%
102%
101%
93%
94%
90%
% of FCF(1)(3)(4)(5)(6) Returned to Shareholders
100%
99%
104%
96%
112%
106%
FY2026E guidance: return majority
FCF ($M) (1)(3)(4)(5)(6)
$527
$869
$665
$718
$694
$735
$720
FY2020
FY2021
FY2022
FY2023
FY2024
FY2025
FY2026E (Guidance)
Normalized (1)(3)

FY 2026 free cash flow[1] target **initiated: $710-$730M** (before restructuring payments)

~90% Earnings to cash conversion

~8% Free cash flow yield[2]



Dividends $58
Share repurchases $136

$194M

Returned to shareholders in Q4

Dividend

Board authorized *new* quarterly dividend payment:

56.9 cents, +8%

New payment subject to shareholder approval at Amdocs' annual meeting in January 2026, with first payment anticipated in April 2026

Share Repurchase Authorization

~$1.0B aggregate remaining share repurchase authorization

1. Non-GAAP. See appendix tables for reconciliation of FCF
2. Yield = expected free cash flow of $720M, the mid point of FY2026 FCF guidance before restructuring payments, as a percentage of Amdocs' market capitalization as of 11/11/2025
3. FCF in FY2020, FY2021 and FY2022 is presented on a normalized basis, which mainly excludes net capital expenditures related to the new campus development; normalized FCF disclosure is not applicable as of FY2023 onward
4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/2/2021 and 11/8/2022 for reconciliation of normalized FCF in FY2020, FY2021 and FY2022
5. FY2023, FY2024, and FY2025, exclude restructuring payments of ~$20M,~$75M,~$90M, respectively
6. FY2026 assumes midpoint of $710-$730M guidance range, before restructuring payments

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Leading Indicators & Visibility: 12-month Backlog

12-Month Backlog

$4.19B

Up **3.2%** YoY

Leading Indicator

~90%

12-month backlog as percent of forward 12-month revenue

Quarterly 12-Month Backlog Growth YoY %



2.5%
2.7%
3.5%
3.0%
3.2%
Q4F24 (1)
Q1F25 (1)
Q2F25 (1)
Q3F25 (1)
Q4F25

12-month backlog includes:

- Anticipated revenue related to contracts
- Estimated revenue from **managed services** contracts
- Letters of intent
- **Maintenance**
- Estimated **ongoing support** activities

1. For comparison purposes, pro forma adjusts quarterly revenue from Q424 to Q3F25 by approximately $150 million, and fiscal 2024 revenue by approximately $600 million, to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and were not included in the full year fiscal 2025 revenue outlook

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FY2026 Revenue Growth Outlook

Revenue Growth
YoY% Growth Constant Currency(3)



10.3%
7.0%
7.7%
2.4%
2.7%
3.1%
5.0%
3.0%
1.0%
Expects 3% guidance midpoint
FY2020 (3)
FY2021 (2)(3)
FY2022 (2)(3)
FY2023 (3)
FY2024 (3)
FY2025 (1)(3)
FY2026E (3)

1. For comparison purposes, pro forma adjusts third quarter fiscal year 2024 revenue by approximately $150 million and fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook
2. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
3. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period

Expected FY2026 revenue growth:

1.7%-5.7% as reported

1.0%-5.0% YoY in constant currency (3)

- Expect strong FY2025 sales momentum to contribute to FY2026 revenue growth, with a stronger second half assumed as activities on recently secured deals ramp-up
- FY2026 revenue guidance assumes a revenue decline at T-Mobile due to reduced discretionary spending
- FY2026 revenue guidance incorporates some contribution from inorganic deal activity

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Sustained Margin Expansion in FY2026 Balancing strategic growth investments with ongoing cost and efficiency benefits (1) Annual Non-GAAP Operating Margin: (2) FY2020 – FY2026E FY2026: +20 bps YoY at guidance midpoint +20 bps at the midpoint of the 21.6% new and improved target 21.9% 21.4% range 21.7% 21.3%-21.9% 21.3% 21.1% Balancing generative AI FY2025 +300 bps YoY: growth investments against Business activity phase out & internal efficiency gains the benefits of internal cost and efficiency improvements 18.4% 18.7% 17.8% 18.1% 17.6% 17.5% 17.8% 17.2% 17.5% 17.2% 1. Non-GAAP. See reconciliation tables in appendix 2. Refer to https://investors.amdocs.com/ and earnings 16.5% reports issued on 11/8/2018, 11/12/19, 11/10/20, 11/2/2021, 11/8/2022, 11/7/2023, 11/12/2024 and Guidance Range Non-GAAP Operating Margin 11/11/2025 for reconciliation of non-GAAP operating margin in FY2018, FY2019, FY2020, FY2021, FY2022, FY2023, FY2024 and FY2025 26 Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs FY2020 FY2021 FY2022 FY2023 FY2024 FY2025 FY2026E

Outlook for High Single-digit Expected Total Shareholder Returns in FY2026

Total Shareholder Return[3][4]

Non-GAAP[2] Diluted EPS Growth YoY % + Dividend Yield
FY21 and FY22 non-GAAP[2] EPS growth is presented pro forma[1]

Expects **6.0%** midpoint of non-GAAP[2] EPS growth outlook of **4.0%-8.0%** in FY2026E



14.1%
13.6%
11.7%
11.2%
11.1%
8.7%*
5.3%
12.1%
11.5%
9.8%
9.0%
8.5%
8.0%
6.0%
4.0%
Expects
6.0%
guidance
midpoint
3.0%
2.3%
1.9%
2.0%
2.1%
2.2%
2.6%
2.7%
FY2020
FY2021
FY2022
FY2023
FY2024
FY2025
FY2026E
Non-GAAP Diluted EPS Growth
Dividend Yield
Total Shareholder Return

***Non-GAAP[2] EPS growth of 6.0%, plus 2.7% dividend yield**

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Non-GAAP. See reconciliation tables in appendix
3. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price); FY2026E assumed 6.0% midpoint of non-GAAP EPS outlook, and dividend yield based on quarterly rate of $0.569 as of share price on 11/11/25
4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/10/2020, 11/2/2021, 11/8/2022, 11/7/2023, 11/12/2024 and 11/11/2025 for non-GAAP reconciliation in FY2019, FY2020, FY2021, FY2022, FY2023, FY2024 and FY2025

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Q&A

Appendix Outlook & Reconciliation Tables Information Security Level 2 – Sensitive. © 2025 – Proprietary & Confidential Information of Amdocs 29 29 29

Q1 Fiscal 2026 Outlook Q1 & FY2026 Revenue $1,135 - $1,175 million $1.36 - $1.44 GAAP EPS Outlook (1) Non-GAAP EPS $1.73 - $1.79 Share Count 109 million Positioned for high single-digit expected total shareholder returns in FY2026 Full Year Fiscal 2026 Outlook Revenue growth 1.7% - 5.7% As reported Revenue growth 1.0% - 5.0% (2) Constant currency 13.5% - 20.5% GAAP EPS growth (1) Non-GAAP EPS growth 4.0% - 8.0% 1. Non-GAAP. See reconciliation tables in appendix. Free cash flow outlook is before expected restructuring payments Operating Margin 21.3% - 21.9% (1) Non-GAAP 2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period Effective Tax Rate 16.0% - 19.0% (1) Non-GAAP (1) Free cash flow $710-$730 million Information Security Level 0 – Public. © 2025 Public. © 2025 – Information Security Level 0 – Public. © 2025 Public. © 2025 – Proprietary & Confidential Information of Amdocs 30 30 Proprietary & Confidential Information of Amdocs

Reconciliation Tables a) During the three months ended December 31, 2024, we phased out several low-margin, non- core business activities, which were included in the prior periods numbers. b) The amounts under Purchase of property and equipment, net”, include immaterial proceeds from sale of property and equipment for all periods presented. Information Security Level 0 – Public. © 2025 Public. © 2025 – Information Security Level 0 – Public. © 2025 Public. © 2025 – Proprietary & Confidential Information of Amdocs 31 31 Proprietary & Confidential Information of Amdocs

Reconciliation Tables a) During the three months ended December 31, 2024, we phased out several low-margin, non- core business activities, which were included in the prior periods numbers. Information Security Level 0 – Public. © 2025 Public. © 2025 – Information Security Level 0 – Public. © 2025 Public. © 2025 – Proprietary & Confidential Information of Amdocs 32 32 Proprietary & Confidential Information of Amdocs

Reconciliation Tables a) During the three months ended December 31, 2024, we phased out several low-margin, non- core business activities, which were included in the prior periods numbers. Information Security Level 0 – Public. © 2025 Public. © 2025 – Information Security Level 0 – Public. © 2025 Public. © 2025 – Proprietary & Confidential Information of Amdocs 33 33 Proprietary & Confidential Information of Amdocs

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